Exhibit 99.1

Allot Communications Reports Continued Increase in Revenues and
Net Profit for Third Quarter of 2010

--Revenues rise to $14.7 million; EPS increases to $0.05 on a non-GAAP basis--

Key highlights:

- Third quarter revenues reached $14.7 million, a 36% increase over the third quarter of 2009

- Third quarter non-GAAP net income of $1.3 million; non-GAAP EPS grows to $0.05 from $0.03 in the second quarter of 2010

- Cash and cash equivalents totaled $56.2 million

Boston, MA – November 9, 2010 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that sales, as well as profitability, continued to rise during the third quarter of 2010.

Total revenues for the third quarter of 2010 reached $14.7 million, a 36% increase from the $10.8 million of revenues reported for the third quarter of 2009, and an 8% increase from the $13.6 million of revenues reported for the second quarter of 2010.  On a GAAP basis, net profit for the third quarter of 2010 was $0.8 million, or $0.03 per share (basic and diluted). This compares with a net loss of $2.3 million, or $0.10 per share (basic and diluted), in the third quarter of 2009, and a net loss of $7.4 million, or $0.33 per share (basic and diluted), in the second quarter of 2010, the latter due primarily to the sale of the Company’s entire remaining ARS portfolio during the second quarter of 2010.

On a non-GAAP basis, excluding the impact of share-based compensation and amortization of certain intangibles, non-GAAP net income for the third quarter of 2010 totaled $1.3 million or $0.06 per basic share and $0.05 per diluted share, compared with a non-GAAP net loss of $0.2 million, or $0.01 per share (basic and diluted), for the third quarter of 2009, and non-GAAP income of $0.8 million, or $0.03 per share (basic and diluted), for the second quarter of 2010.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 3 and 4.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“We are pleased to report continued, steady growth in revenues and profitability during the third quarter," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “The continued dramatic rise in data traffic, particularly in the mobile market, is opening new opportunities for Allot.  In addition to classic traffic management functionality, the need for service providers to offer value added services to drive additional revenues has opened up new prospects for Allot’s solutions.”

Recently, the Company achieved the following significant goals:

•	Began deployment with a global Tier 1 mobile operator in Latin America, which includes 6 different territories to date;
•	Received a new large order from a Tier 1 fixed line operator in APAC;
•	Received its first major order from a Tier 1, incumbent fixed line operator in Eastern Europe;
•	During the quarter, received orders from 19 large service providers, of which 8 represented new customers and 11 represented expansion deals; and
•	Of these deals, 12 were with mobile operators, 10 of which are local operating companies of some of the Company’s global Tier 1 mobile customers.

As of September 30, 2010, cash, cash equivalents, short term deposits and marketable securities totaled $56.2 million.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its third quarter 2010 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, UK: +44 (0)20 7806 1951, Israel: +972 3721 9509, participant code 8572404.

A replay of the conference call will be available from 12:01 am ET on November 10, 2010 through December 8, 2010 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 8572404#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$14,668	$10,843	$40,765	$30,221
Cost of revenues	4,125	2,977	11,395	8,287

Gross profit	10,543	7,866	29,370	21,934

Operating expenses:
Research and development costs, net	2,945	2,350	8,261	6,857
Sales and marketing	5,611	5,302	16,275	14,559
General and administrative	1,382	1,311	4,019	4,170
Total operating expenses	9,938	8,963	28,555	25,586
Operating profit (loss)	605	(1,097)	815	(3,652)
Financial and other income (expenses), net	247	(1,151)	(7,730)	(2,363)
Profit (loss) before income tax expenses	852	(2,248)	(6,915)	(6,015)

Income tax expenses	100	21	196	137
Net profit (loss)	752	(2,269)	(7,111)	(6,152)

Basic net profit (loss) per share	$0.03	$(0.10)	$(0.31)	$(0.28)

Diluted net profit (loss) per share	$0.03	$(0.10)	$(0.31)	$(0.28)

Weighted average number of shares
used in computing basic net
earnings per share	22,813,134	22,214,563	22,656,343	22,118,241

Weighted average number of shares
used in computing diluted net
earnings per share	23,642,725	22,214,563	22,656,343	22,118,241

TABLE  2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2010	2009
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,928	$36,470
Marketable securities and restricted cash	6,303	2,324
Trade receivables, net	7,538	7,842
Other receivables and prepaid expenses	2,920	3,618
Inventories	9,679	5,046
Total current assets	76,368	55,300

LONG-TERM ASSETS:
Marketable securities	-	14,490
Severance pay fund	295	3,410
Other assets	292	430
Total long-term assets	587	18,330
PROPERTY AND EQUIPMENT, NET	5,448	5,674
GOODWILL AND INTANGIBLE ASSETS, NET	3,546	3,639

Total assets	$85,949	$82,943

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,206	$3,142
Deferred revenues	7,008	5,467
Other payables and accrued expenses	9,148	8,512
Total current liabilities	21,362	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,575	2,046
Accrued severance pay	176	3,364
Total long-term liabilities	3,751	5,410
SHAREHOLDERS' EQUITY	60,836	60,412

Total liabilities and shareholders' equity	$85,949	$82,943

TABLE  3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$752	$(2,269)	$(7,111)	$(6,152)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	21	33	72	86
Research and development costs, net	87	87	273	265
Sales and marketing	213	254	655	560
General and administrative	152	231	528	810
Core technology amortization- cost of revenues	30	31	90	89
Total adjustments to operating loss	503	636	1,618	1,810
Impairment of auction rate securities
Financial and other expenses, net	-	1,448	7,711	3,023
Total adjustments	503	2,084	9,329	4,833

Non-GAAP net profit (loss)	$1,255	$(185)	$2,218	$(1,319)

Non- GAAP basic net profit (loss) per share	$0.06	$(0.01)	$0.10	$(0.06)

Non- GAAP diluted net profit (loss) per share	$0.05	$(0.01)	$0.09	$(0.06)

Weighted average number of shares
used in computing basic net
earnings per share	22,813,134	22,214,563	22,656,343	22,118,241

Weighted average number of shares
used in computing diluted net
earnings per share	24,244,210	22,214,563	23,997,119	22,118,241

TABLE  4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$14,668	$10,843	$40,765	$30,221
Cost of revenues	4,074	2,913	11,233	8,112

Gross profit	10,594	7,930	29,532	22,109

Operating expenses:
Research and development costs, net	2,858	2,263	7,988	6,592
Sales and marketing	5,398	5,048	15,620	13,999
General and administrative	1,230	1,080	3,491	3,360
Total operating expenses	9,486	8,391	27,099	23,951
Operating profit (loss)	1,108	(461)	2,433	(1,842)
Financial and other income (expenses), net	247	297	(19)	660
Profit (loss) before income tax expenses	1,355	(164)	2,414	(1,182)

Income tax expenses	100	21	196	137
Net profit (loss)	1,255	(185)	2,218	(1,319)

Basic net profit (loss) per share	$0.06	$(0.01)	$0.10	$(0.06)

Diluted net profit (loss) per share	$0.05	$(0.01)	$0.09	$(0.06)

Weighted average number of shares
used in computing basic net
earnings per share	22,813,134	22,214,563	22,656,343	22,118,241

Weighted average number of shares
used in computing diluted net
earnings per share	24,244,210	22,214,563	23,997,119	22,118,241